March 23, 2007

Securities and Exchange Commission

Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Attention:  Kevin L. Vaughn, Branch Chief

Re:	QuickLogic Corporation
Form 8-K filed January 31, 2007
File No. 0-22671

Dear Mr. Vaughn:

We are submitting this letter on behalf of QuickLogic Corporation (the “Company”) in response to the Securities and Exchange Commission’s (the “Commission”) letter dated March 13, 2007 (the “Comment Letter”) addressed to E. Thomas Hart, Chief Executive Officer of the Company.  For your convenience, we have repeated your comment below and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.  Please feel free to contact me at the number at the end of this response letter with any further questions or comments you may have.

Form 8-K filed January 31, 2007

1.                                      We note that you present a non-GAAP statement of operations.  This presentation may be confusing to investors as it also reflects several non-GAAP measures, including but not limited to non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income (loss) from operations and non-GAAP income (loss) before income taxes, which have not been adequately described to investors.  In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format.  Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

•                                          To eliminate investor confusion, please remove the non-GAAP statements of operations from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

•                                          Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission.  At that time, we may request an amendment to the Form 8-K.

Securities and Exchange Commission
Attention:  Kevin L. Vaughn

March 23, 2007

Response:

In response to the Staff’s comment, in all future filings, the Company intends to remove the non-GAAP statements of operations and instead disclose only those non-GAAP measures used by management that we wish to highlight for investors.  We currently anticipate that these measures will include non-GAAP operating income, non-GAAP net income, non-GAAP diluted net income per common share, and non-GAAP gross margin percentage.  In accordance with Instruction 2 to Item 2.02 of Form 8-K, we will provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented as well as an explanation as to why we believe the measures provide useful information to investors.

Attached hereto is an acknowledgement from the Company affirming that the Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above, the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at 650.320.4693.  We respectfully request that the Staff confirm that it has no additional requests or comments.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Aaron J. Alter
Aaron J. Alter

cc:	E. Thomas Hart — Chief Executive Officer
Carl Mills — Chief Financial Officer
Christine Russell — Chairperson of the Audit Committee
Alan Woolery and Vikram Khosla — PricewaterhouseCoopers
Patricia Hart, Esq. — Corporate Counsel

March 23, 2007

Securities and Exchange Commission

Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Attention:  Kevin L. Vaughn, Branch Chief

Re:	QuickLogic Corporation
Form 8-K filed January 31, 2007
File No. 0-22671

Dear Mr. Vaughn:

In connection with that certain letter dated March 23, 2007 from Wilson Sonsini Goodrich & Rosati on behalf of QuickLogic Corporation (the “Company”) to the Securities and Exchange Commission, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

QuickLogic Corporation

/s/ Carl M. Mills
Carl M. Mills, Chief Financial Officer